Filed by Stone Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Companies: Stone Energy Corporation

Talos Energy LLC

Commission File No.: 333-222341

Date: April 12, 2018

On April 12, 2018, the below communication was prepared in connection with the proposed transaction between Talos Energy LLC (“Talos”) and Stone Energy Corporation (the “Company” or “Stone”) and distributed to employees of the Company.

Frequently Asked Questions

1.	What is the best estimate for the closing date? The transaction is expected to close in the second quarter of 2018. Completion of the transaction is subject to the approval of the Company’s stockholders, consent of a majority of the unaffiliated holders of the Company’s 7.50% Senior Secured Notes due 2022 and successful completion of an exchange of the Company’s notes for Talos notes, certain regulatory approvals and other customary conditions. Some of these conditions are not within our control and include interactions with various governmental agencies and, as such, we are unable to predict the timing of the closing with any greater certainty at this time.

2.	After closing, am I eligible to receive severance payments and benefits under the Company’s Employee Severance Plan? Yes, if in general you are a regular employee of Stone who is normally scheduled to work 30 or more hours per week (other than certain executives) and you experience an “Involuntary Termination” at any time between closing and 12-months after closing. Under the Employee Severance Plan, an “Involuntary Termination” occurs if (i) your employment is terminated by Stone (or any other eligible entity designated as an “Employer” in accordance with the plan) other than for “Cause” (as defined in the plan), or (ii) if you voluntarily terminate your employment, during the 12-month period immediately following closing, because you have been asked in writing to move more than 50 miles to perform your job and you decline the relocation.

3.	After closing, what severance payments and benefits are available under the Company’s Employee Severance Plan? If you are a participant in the plan and experience an “Involuntary Termination” (both, as discussed in 2 above) that occurs during the 12-month period immediately following closing, and you sign and deliver a release of claims that is not revoked within the time allowed under the release, the severance payments and benefits available under the Company’s Employee Severance Plan will include cash and employer-supplemented benefits described in more detail below:

a.	A lump sum cash severance payment equal to the sum of the following:

i.	(x) the dollar amount of one week’s pay based on your annual rate of base salary or annualized rate of base wages (whichever is applicable) in place immediately prior to your termination date (“Annual Pay”), multiplied by (y) the number of full years of continuous service you have had with the Company (to include the time you are employed by a Talos subsidiary); plus

ii.	a dollar amount equal to one week’s pay based on your Annual Pay for each full $10,000 of Annual Pay; provided, however, that

iii.	the sum of (i) and (ii) above will not be less than 12 weeks of your Annual Pay nor exceed 52 weeks of your Annual Pay.

b.	A lump sum cash payment equal to 100% of your annual bonus opportunity, if any, at target, for the calendar year in which the Involuntary Termination occurs (or, if greater, your target bonus for the 2017 calendar year), pro-rated by the number of days that have elapsed from January 1 of that calendar year until the date of the Involuntary Termination.

c.	Up to six (6) months of continued group health plan coverage for you and your eligible dependents at active employee rates, if following your termination date you timely elect to continue participating in some or all of the group health plans sponsored by the Company or Talos.

d.	Certain outplacement services and any earned but unpaid portion of your Annual Pay as of the date of the Involuntary Termination.

4.	Will my base salary or annual bonus opportunity change after the closing? For so long as you remain an employee during the 12-month period immediately following the closing, your annual base salary or base wage rate will be no less favorable than your annual base salary or base wage rate as in effect immediately prior to the closing. In addition, for such period, you will be provided with incentive compensation opportunities that are no less favorable than the incentive compensation opportunities provided to similarly situated employees of Talos. Subject to these two limitations, your salary and annual bonus opportunity may change after closing.

5.	Will my health, welfare, retirement and other employee benefits change after the closing? For so long as you remain an employee during the period between closing and June 30, 2018, you will be provided with a package of employee benefits (excluding certain specified benefits) that is no less favorable in the aggregate, to the package of employee benefits made available to you immediately prior to the closing.

6.	What will happen to my health and welfare benefits after June 30, 2018? The attached is a summary of some of the Talos health and welfare benefits. As further details regarding Talos’ health and welfare benefits are determined, they will be shared with you.

7.	Will my medical deductible start over in the new benefit plan? No, any medical expenses that went to your deductible under the Stone plan will be honored and continue to count toward your deductible under the Talos plan.

8.	After closing, how will my 401(k) change? After closing, and no later than July 1, 2018, it is anticipated that the Stone 401(k) plan and the Talos 401(k) plan will be combined into a single 401(k) plan at Fidelity, although the precise timing and details of the combined 401(k) plan are still not fully determined. Between closing and when the Stone 401(k) plan and the Talos 401(k) plan are combined, and provided you remain employed, you will have the option to continue to contribute to the Stone 401(k) plan at Fidelity; however, any such contributions will not be eligible for matching contributions. Beginning July 1, 2018, you will qualify for Talos’s 401(k) matching program – 50% of the employee contribution up to 12% of your income. That match is made with each payroll.

9.	Will my Stone earned time off, or ETO, change under Talos’s personal time off, or PTO, policy? The Talos PTO policy is based on industry experience as follows. If you have more total ETO under Stone’s policy than the Talos PTO policy allows, Talos will honor that for 2018. Beginning in 2019, the Talos policy will apply, which PTO policy is as follows:

Industry Experience	Days of PTO
0-4	15 days (3 weeks)

5-9	20 days (4 weeks)

10+	25 days (5 weeks)

10.	Am I an employee of Stone or Talos? Until the closing date, you will remain an employee of Stone Energy. After the closing date, you will be an employee of a subsidiary of Talos.

If the non-technical language in this communication and the technical, legal language of a plan document conflict, the plan document always governs.

Benefits Summary

Health & Welfare

Medical

BCBS Texas - Blue Choice Network

	Base Plan (High Deductible Plan)	Buy Up Plan (Traditional PPO)
Deductible	$3,000 Employee Only $6,000 Family	$500 Employee Only $1,000 Family
Out of Pocket Maximum	$3,000 Employee Only $6,000 Family	$2,500 Employee Only $5,000 Family
Coinsurnace	100% after deductible	90% after deductible; $10 copay (PCP/Specialist)
Biweekly Premiums
Employee Only	$25.00	$70.00
Employee + Spouse	$50.00	$150.00
Employee + Child(ren)	$40.00	$130.00
Employee + Family	$70.00	$210.00

	Dental SunLife	Vision SunLife (VSP)
Biweekly Premiums
Employee Only	$10.00	$2.00
Employee + Spouse	$25.00	$5.00
Employee + Child(ren)	$25.00	$5.00
Employee + Family	$35.00	$8.00

Health Savings Account (HSA) HSA Bank (for HDP plan)		Flexible Spending Account (FSA) Gilsbar (for PPO plan)
	Talos Annual Contribution (distributed quarterly)	Employee Contribution Only
Individual	$3,000	Up to $2,650 pre-tax dollar per calendar year
Family	$5,000

*	Employees may make additional pre-tax contributions up to IRS limits, including a $1,000 catch-up contribution for employees aged 55 or older.

Life & Disability

Basic Life Insurance SunLife	Voluntary Life Insurance SunLife
		Guaranteed Issue	Maximum
	Employee	$150,000	$500,000
All full-time employees are automatically enrolled for 2.5 times annual salary (up to $500,000) paid by Talos Energy.	Spouse	$30,000	$150,000 up to 50% of the employee’s benefit amount
	Child	$10,000	$10,000

Short-Term Disability SunLife	Long-Term Disability SunLife
Talos provides this coverage to you with a benefit amount of 60% of your Before Tax Weekly Earnings to a maximum of $2,300 per week.	Talos provides this coverage with a benefit amount of 60% of your Before Tax Monthly Earnings to a maximum of $10,000 per month.

401k Fidelity	Gym Subsidy
Talos Energy offers participation in a Tradtional Pre-Tax 401k and a Roth Post-Tax 401k. Talos matches 50% of your deferrals into the 401(k) plan up to 12% of your income per year.	Talos Energy offers up to a $100 per month gym subsidy reimbursement program.

These benefits will be effective 7/1/18 and additional meetings will be held for the  enrollment process.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the expected benefits of the proposed transaction, Talos’s and Stone’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, project, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the timing, extent, and volatility of changes in commodity prices for oil and gas; operating risks; liquidity risks; political and regulatory developments and legislation, including developments and legislation relating to Talos’s and Stone’s operations in the Gulf of Mexico basin; the possibility that the proposed transaction does not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing, including the successful completion of the notes exchange, are not satisfied or waived on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability to complete the combination and integration of Talos and Stone successfully; litigation relating to the transaction; and other factors that may affect future results of Talos and Stone. Additional factors that could cause results to differ materially from those described above can be found in Stone’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Center” section of Stone’s website, www.stoneenergy.com under the heading “SEC Filings” and in other documents Stone files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Talos nor Stone assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Sailfish Energy Holdings Corporation, a subsidiary of Stone that will be renamed Talos Energy, Inc. as of the closing of the proposed transaction (“Newco”), has filed with the SEC a registration statement on Form S-4, including Amendments No. 1, 2, 3 and 4 thereto. The registration statement was declared effective by the SEC on April 9, 2018. New Talos has also filed with the SEC a definitive consent solicitation/prospectus. Stone will mail the definitive consent solicitation/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Stone and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS OF STONE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the consent solicitation/prospectus, as well as other filings containing information about Talos, Stone and/or Newco, without charge, at the SEC’s website (http://www.sec.gov). Copies of the consent solicitation/prospectus and the filings with the SEC that are incorporated by reference in the consent solicitation/prospectus may also be obtained, without charge, from Stone by directing a request to Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana, 70508, Attention: Investor Relations, Telephone: (337) 237-0410, or from Talos by directing a request to William S. Moss III, General Counsel of Talos, via email or telephone (bmoss@talosenergyllc.com, 713-328-3005).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Talos, Stone, Newco and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of written consents in respect of the proposed transaction. Information regarding Stone’s directors and executive officers is set forth in Stone’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Talos’s directors and executive officers and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the consent solicitation/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained from the sources indicated above.